

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2023

Ryan Frazier
Chief Executive Officer
Arrived Homes 3, LLC
1700 Westlake Ave North, Suite 200
Seattle, WA 98109

  Re: Arrived Homes 3, LLC
    Offering Statement on Form 1-A
    Post-qualification Amendment No. 3
    Filed March 23, 2023
    File No. 024-12135

Dear Ryan Frazier:

  This is to advise you that we do not intend to review your amendment.

  We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Pearlyne Paulemon at 202-551-8714 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: John Rostom, Esq.